UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 03 June 2026

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 03 June 2026 — Annual Financial Report and Notice of AGM

Exhibit 99.1

3 June 2026

National Grid plc ('National Grid' or the 'Company')

Publication of Annual Report and Accounts and
Notice of 2026 Annual General Meeting ('AGM')

National Grid announces that the following documents have today been published and are available on its website, www.nationalgrid.com:

●  Annual Report and Accounts 2025/26
●  Annual Report on Form 20-F 2025/26
●  Notice of 2026 AGM
●  A copy of the proposed updated Articles of Association
●  A copy of the existing Articles of Association marked to show the changes being proposed in Resolution 22 of the Notice of 2026 AGM

In accordance with 6.4.1(R) and 6.4.3(R) of the UK Listing Rules, a copy of each of the documents listed above and a copy of the proxy form for the 2026 AGM has been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

In addition, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, the Annual Report on Form 20-F 2025/26 has today been filed with the US Securities and Exchange Commission and will shortly be available at www.sec.gov.

The 2026 AGM of National Grid plc will be held at 11.00am on Tuesday, 14 July 2026 at King's High School, Venues & Events Warwick, Banbury Road, Warwick, CV34 6YE. The AGM will be held as a hybrid meeting, providing shareholders with the opportunity to participate via an electronic meeting platform or in person. For more information, please refer to the Notice of 2026 AGM which is available on the Company's website at  https://www.nationalgrid.com/investors/shareholder-information/agm.

In compliance 6.3.5R(1A) of the Financial Conduct Authority's Disclosure Guidance and Transparency Rules ('DTRs'), information required to be communicated with the media in unedited full text is included in the Annual Report and Accounts 2025/26.

Printed copies of the Notice of 2026 AGM and associated documents will be dispatched to those shareholders who have elected to receive paper communications. Shareholders may request a printed copy of the Annual Report and Notice of AGM free of charge. Requests should be directed to box.Group.CoSec@nationalgrid.com.

Julian Baddeley
Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 03 June 2026